CHARTWELL INTERNATIONAL, INC.
177 Madison Avenue
Morristown, NJ 07960
(973) 400-7010
March 27, 2007
  VIA FACSIMILE AND EDGAR
Rolaine S. Bancroft
Staff Attorney – Mail Stop 3561
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	CHARTWELL INTERNATIONAL, INC.
Form SB-2
File No. 333-140347
Dear Ms Bancroft:
          CHARTWELL INTERNATIONAL, INC. (the “Company”) hereby requests that the above-captioned registration statement be ordered effective at 5:00 p.m. EST on March 28, 2006, or as soon as practicable thereafter.
          In connection with the written request of the Company that the above-captioned Registration Statement on Form SB- be ordered effective at 5:00 p.m. EST on March 28, 2006, or as soon as practicable thereafter, the Company hereby acknowledges that should the United States Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

CHARTWELL INTERNATIONAL, INC.
/s/ Paul Biberkraut
Paul Biberkraut
Chief Financial and Administrative Officer

cc:	David C. Adams, Bullivant Houser Bailey Mark C Lee, Bullivant Houser Bailey